TIZIANA LIFE SCIENCES PLC

3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

October 22, 2019

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Tiziana Life Sciences plc.
Registration Statement on Form F-1
Filed August 5, 2019
File No. 333-233020

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tiziana Life Sciences plc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-233020) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 5, 2019.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Copies of the written order granting withdrawal of the Registration Statement should be sent to the Registrant’s counsel, Sheppard, Mullin, Richter & Hampton LLP, Attn: Jeffrey Fessler, 30 Rockefeller Plaza, New York, NY 10112, facsimile number (917) 438-6133.

If you have any questions with respect to this matter, please contact Jeffrey Fessler at (212) 634-3067.

TIZIANA LIFE SCIENCES PLC

By:	/s/ Kunwar Shailubhai
Kunwar Shailubhai
Chief Executive Officer